October 23, 2015

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

Arch Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333- 206873

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Arch Therapeutics, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 P.M., New York City time, on October 27, 2015, or as soon thereafter as possible on such date.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the undersigned at 235 Walnut St., Suite 6, Framingham, MA 01702. Thank you for your assistance and cooperation.

Very truly yours,

Arch Therapeutics, Inc.

/s/ Terrence W. Norchi, M.D.

Name: Terrence W. Norchi, M.D.

Title: President and Chief Executive Officer